Exhibit 99.1

Cenovus reaches agreement to accelerate

development of Marten Hills oil assets

Calgary, Alberta (November 9, 2020) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE), through a wholly owned partnership, has entered into a definitive agreement to sell its Marten Hills oil assets in northern Alberta to Headwater Exploration Inc. for initial cash and common share equity consideration of approximately $100 million.

Total consideration paid to Cenovus consists of $35 million in cash and 50 million common shares of Headwater, plus 15 million share purchase warrants. Each warrant will entitle the holder to acquire one Headwater common share for a period of three years following the completion of the transaction at an exercise price of $2 per share. Upon closing, Kam Sandhar, Senior Vice-President, Conventional and Sarah Walters, Senior Vice-President, Corporate Services will represent Cenovus on the Board of Directors of Headwater. In addition to the initial consideration, Headwater has agreed to a Gross Overriding Royalty (GORR) agreement that gives Cenovus the opportunity to benefit from future development of the Clearwater formation at Marten Hills. Headwater has committed to spending at least $100 million on the acquired lands by the end of 2022. The sale is expected to close on or about December 22, 2020, subject to customary closing conditions.

“This is a unique opportunity for us to partner with a well-capitalized and highly respected management team to accelerate development at Marten Hills,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “These are high-quality assets that were unlikely to receive near-term funding from Cenovus, and we believe this transaction will provide compelling value for Cenovus shareholders over the long term.”

From its initial investment at Marten Hills, Cenovus always kept open the option to either continue developing or divest the asset. Cenovus determined this divestiture was a unique opportunity to accelerate value generated from the Marten Hills assets, particularly in the context of the deferral of exploration and development spending as part of the company’s response to lower oil prices resulting from the COVID-19 pandemic.

ADVISORY

Basis of Presentation

All financial figures and information have been prepared in Canadian dollars (which includes references to "dollars" and "$"), except where another currency has been indicated, and in accordance with International Financial Reporting Standards ("IFRS" or "GAAP") as issued by the International Accounting Standards Board. Production volumes are presented on a before royalties basis.

Note Regarding Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

This forward-looking information is identified by words such as “believe”, “expected”, “opportunity”, “will”, or similar expressions and includes suggestions of future outcomes, including statements about: the appointment of Cenovus executives to the Board of Headwater, accelerating value from the Marten Hills assets, the timing of closing of the sale, and the creation of value for Cenovus shareholders from the sale over the long term.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this news release is based include: successful closing of the transaction, including obtaining necessary regulatory and partner approvals, and satisfaction of all other conditions to closing and within expected timelines.

Additional information about risks, assumptions, uncertainties and other factors that could cause Cenovus's actual results to differ materially from those expressed or implied by its forward-looking statements is contained under “Risk Management and Risk Factors” in Cenovus's Annual MD&A or Form 40-F for the year ended December 31, 2019 and in the updates in the “Risk Management and Risk Factors” section of Cenovus’s MD&A for the period ended September 30, 2020.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by sustainably developing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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